Exhibit 23

CONSENT OF UHY LLP

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Form 10-K of Flotek Industries, Inc. of our reports dated March 16, 2007, with respect to the consolidated financial statements and schedule of Flotek Industries, Inc. as of December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, Flotek Industries, Inc.’s management assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Flotek Industries, Inc. as of December 31, 2006, which appear in this Annual Report on Form 10-K for the year ended December 31, 2006.

/s/ UHY LLP

Houston, Texas March 16, 2007